Petrohawk Energy Corporation

1000 Louisiana, Suite 5600

Houston, Texas 77002

Telephone (832) 204-2700

July 10, 2009

Mr. H. Roger Schwall

Assistant Director

U. S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Re:	Petrohawk Energy Corporation

Amendment No 2 to Form 10-K for the Fiscal Year Ended December 31, 2008

Filed April 30, 2009

Response Letter Dated June 2, 2009

File No. 1-33334

Dear Mr. Schwall:

Thank you for the comments included in your letter dated June 25, 2009. I am providing the enclosed responses on behalf of the Company. Each of your comments is reproduced below, with specific responses following each comment.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Engineering Comments

1.	We have reviewed your response to our prior comment two of our letter dated May 19, 2009. We asked you to provide us with your development plan for your proved undeveloped reserves at December 31, 2008, which was to include your planned time line to develop your remaining inventory of proved undeveloped reserves. Your response in Appendix A indicates that in the Elm Grove-Caspiana, Terryville and Other areas a material amount of proved undeveloped reserves would be remaining at the end of five years. Therefore, as previously requested, please provide us with the time line to develop your complete inventory of proved undeveloped reserves.

RESPONSE

Set forth in Appendix A (which has been separately provided in hardcopy pursuant to a request for confidential treatment) is an expanded table that reflects, by geographic area, our projected time line to develop our complete inventory of proved undeveloped reserves.

Please note that a capital expenditures budget for any given year is approved by our board of directors in the fourth quarter of the preceding year. Accordingly, the Company has not yet adopted a capital expenditures budget for 2010. The data reflected in the table beyond calendar year 2009 is an extension of the 2009 capital expenditures budget, compiled for internal planning purposes and employing the same methodologies utilized in preparing the 2009 capital expenditures budget.

The Company, with its continued success in its resource plays, has consistently increased its capital expenditures from $489 million in 2006 to $752 million in 2007 to $1.3 billion in 2008. Please note that it would take less than 18 months to fully develop our entire inventory of PUD reserves if our current capital budget (Total PUD capital of $1.5 billion vs. 2009 capital budget of $1.3 billion) were 100% allocated to our PUD reserves. However, as detailed herein, in our previous communications to you, and in our Annual Report on Form 10-K, management and the Board of Directors believe that the most prudent way to maximize shareholder value is to focus near-term on unlocking and preserving the significant value in our Haynesville Shale properties.

2.	It appears that many of these proved undeveloped reserves have been classified as proved for several years. Please explain to us why you believe the reserves that you estimate will remain undeveloped by 2013, which amount to almost 30% of your current proved undeveloped reserves, meet the SEC requirement of reasonable certainty to be produced required for proved reserves. We do not concur that a history of past drilling is sufficient given that your percent of proved undeveloped reserves has increased from approximately 15% in 2003 to 44% in 2008.

RESPONSE

Over 80% of our current proved undeveloped reserves are concentrated in four large resource-style tight gas sand and shale gas fields, which are listed in Appendix A. The productive reservoirs in these fields are large continuous accumulations with highly repeatable drilling results and low dry hole risk. All of the proved undeveloped reserves for these fields have been part of our inventory of proved reserves for three years or less. We have provided, in earlier responses, the age of the PUD reserves in the Elm Grove/ Caspiana and Terryville fields. These fields have been part of an active and continuous development drilling program over a three-year time period. We believe that our drilling history clearly demonstrates our strong commitment to developing our PUD reserves. The following table shows the rate of PUD development for the two fields:

	2006	2007	2008
Elm Grove/Caspiana Field

Capital Spent on PUD development, $MM	53	94	90
% Total Drilling Capital spent in field	44%	63%	51%

PUD Reserve at beginning, Bcfe	105.5	229.9	272.1
PUD reserves developed, Bcfe	26.3	49.4	38.8
% PUD reserves developed	25%	21%	14%

Terryville Field

Capital Spent on PUD development, $MM	32	69	45
% Total Drilling Capital spent in field	22%	65%	60%

PUD Reserve at beginning of year, Bcfe	24.4	52.4	58.6
PUD reserves developed, Bcfe	13.3	24.9	12.5
% PUD reserves developed	55%	48%	21%

The table shows that we have been actively converting our undeveloped reserves to developed reserves at a continuous and rapid pace, only slowing down this development in mid-2008 after the early Haynesville Shale results indicated it was prudent to redirect manpower, capital and management efforts to the significant upside in that play.

We have noted in our past responses that the substantial acreage position in the Haynesville Shale that we have amassed over the past year is largely comprised of term leases with drilling commitments over the next three years. This particular situation has caused us to temporarily reduce our drilling program targeting the Cotton Valley reservoirs in the Elm Grove/Caspiana and Terryville fields, which are comprised of leases held by production, for a two to three year period. However, as a normal part of our continual reevaluation of our drilling plans and reallocation of capital, we currently expect to accelerate drilling these proved undeveloped locations and plan to operate one rig in Elm Grove during the fourth quarter of this year. The proved undeveloped locations targeting the Cotton Valley sandstones in these fields were at December 31, 2008 and remain today technically viable and economically attractive. At December 31, 2008, the projected rate of return for a typical PUD in these fields was approximately 35% using the Company’s internal economic parameters for development projects and exceeded 15% using the SEC price and cost parameters as of December 31, 2008; currently, using the company’s internal economic parameters, the projected rate of return is over 50%.

You note the increase in the Company’s PUD reserves since 2003 but the Company has experienced rapid growth in all aspects of its development since May 2004. In May 2004 our current management assumed control of the Company and embarked upon a successful acquisition program focusing on properties within core operating areas that we believe have significant development and exploration opportunities and where we can apply our technical experience and economies of scale to increase production and proved reserves while lowering lease operating costs. From December 31, 2003 through December 31, 2008, the Company’s total proved reserves and production have increased more than 4,000% and its annual drilling expenditures increased from approximately $6 million to $1.3 billion. Further, throughout 2008 we aggressively expanded our leasehold position in resource-style natural gas plays within our core operating areas, particularly in the Haynesville Shale play in Northern Louisiana and East Texas. In addition, we developed a significant leasehold position in the Fayetteville Shale in Arkansas and in the Eagle Ford Shale play in South Texas. We believe these resource-style plays possess low geological risk and a large inventory of identified drilling opportunities. The vast majority of our acreage in these plays is currently undeveloped. Against this background we believe that the increase in our PUD reserves is understandable, and we note that as a percentage of proved reserves, our PUD reserves appear within the range of other on-shore domestic resource-style companies.

3.	We have reviewed your response to prior comment three. As previously requested, please tell us if the amount of capital allocated for drilling in the Haynesville Shale in 2009 and 2010 will be sufficient for you to hold your leases.

RESPONSE

As noted in our prior response to your comment, Appendix B to our prior response included all of the capital that we believe is sufficient to hold our leases in the Haynesville Shale. Appendix B reflects currently projected capital expenditures for the years 2009, 2010 and 2011. In other words, we do not believe that the amount currently projected in 2009 and 2010 is sufficient but we do believe that the amounts projected across 2009, 2010 and 2011, as reflected in Appendix B, will be sufficient.

4.	We also note that you do not plan to begin to develop undeveloped reserves until 2012. It appears that you have or will attribute proved undeveloped reserves to your acreage in 2009. Please tell us the reasons you will not begin to develop those reserves until three and four years later. Reconcile this with your stated intention to focus on the Haynesville Shale in 2009 and 2010, instead of developing reserves in your core areas, which you said was to maintain or increase production but with fewer wells drilled and less capital spent.

RESPONSE

We interpret your comment to be directed to the Haynesville Shale. The drilling locations classified as PUD are offsetting producing Haynesville Shale wells within the same section. These leases are held by production and therefore do not have pending drilling obligations. For this reason, these PUD locations are scheduled to follow the drilling of the (non-proved) lease obligation wells which we expect to complete by 2011. The emphasis of our drilling program from 2009 through 2011 is on wells required to hold our recently acquired leases in the Haynesville Shale. Though not classified as PUD, we expect these wells to perform similarly to the level of our Haynesville Shale program to date.

Our drilling budget for 2009 projects an increased level of capital compared to our 2008 program, but with a smaller number of wells drilled due to a higher concentration of capital allocated to drilling in the Haynesville Shale. In contrast to a typical vertical Cotton Valley well, a typical horizontal Haynesville Shale well requires a higher amount of drilling and completion capital but yields a significantly higher initial production rate and a comparable estimated rate of return. It is this compositional difference in our drilling program from 2008 to 2009 that supports our assertion that we expect production to increase in 2009, even though fewer wells will be drilled.

5.	We have reviewed your response to prior comment six. We note that in the schedule of PUD development over the next five years only during the last two years of those five will you be developing the minimum amount of reserves per year required to develop all of your proved undeveloped reserves within five years. Please tell us why you are not allocating much more of your budget to develop reserves given that these reserves will have been on the books and continue to be on the books for much longer than five years, especially in light of the fact that you will probably be discovering additional reserves in the Haynesville Shale as you drill to establish production on those properties. Please explain to us why you continue to report these reserves as proved. Address whether or not these circumstances result in uncertainty regarding their development.

RESPONSE

As stated previously in our responses to other comments contained herein and elsewhere, our capital budget for 2009 and our projected capital expenditures for 2010 and 2011 are heavily weighted towards drilling and completion activities in the Haynesville Shale to fulfill our drilling obligations associated with various lease terms. We continuously evaluate our development plans in light of a variety of factors, including, but not limited to, our cash flows, capital resources and drilling success. Our weighting in this regard and the effect this may have on our development of proved undeveloped reserves can, and likely will, change.

The allocation of such a significant portion of our current and prospectively budgeted capital to our Haynesville Shale properties is temporary and is influenced by extraordinary circumstances. The Haynesville Shale is a vast, new and highly prospective natural gas play which has drawn significant attention throughout our industry as potentially being one of the most important natural gas plays in the history of the United States. We have had significant success in our exploration efforts over the last year. Our initial entry in the Haynesville Shale is a direct result of ownership of the acreage associated with the Elm Grove/Caspiana PUD reserves in question, as the core of our position in the Haynesville lies directly below these properties and therefore is a direct extension of these properties. These reserves are held by production and therefore it is not imperative that we drill to maintain these leases. We believe that under current circumstances it is prudent to focus our capital budget on preserving highly prospective Haynesville Shale leases that are not held by production. When we complete our material lease obligations in the Haynesville Shale (or as circumstances change) we expect to refocus a greater proportion of our budget on the development of our PUD reserves. Our PUD reserves represent an opportunity to realize outstanding returns on our invested capital. We believe we will have the financial ability to develop the PUD reserves and fully intend to do so, and we foresee no significant uncertainty in that regard.

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Finally, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also understand that the Division of Enforcement has access to all information that we provide to the staff of the Division of Corporation Finance in your review of our filings and in response to your comments.

We appreciate your comments and your prompt attention to our responses. If you have any questions or further comments, I can be reached at (832) 204-2772.

Very truly yours,

/s/ DAVID S. ELKOURI
David S. Elkouri
Executive Vice President,
General Counsel and Secretary